AuRico Gold Announces Details for 2011 Year End Financial Results and Analyst Day Webcast on March 28, 2012

Toronto: January 31, 2012: AuRico Gold Inc. (TSX:AUQ) (NYSE:AUQ), (“AuRico”, “AuRico Gold” or “the Company”) today announced that it will release the Company’s audited year-end financial results for the period ended December 31, 2011 before the market opens on Wednesday, March 28, 2012. The financial statements will be available on the Company’s website at www.auricogold.com or www.sedar.com.

A webcast and conference call will be held on Wednesday, March 28, 2012 starting at 10:00 a.m. Eastern Time. Senior management will be on the call to discuss the results.

A live webcast of the Company’s Analyst Day presentations will begin on March 28, 2012 directly following the Company’s year-end 2011 results conference call and webcast at approximately 11:00 a.m. Eastern time.

Conference Call Access:
Canada & US Toll Free: 1-888-231-8191
International & Toronto: 1-647-427-7450

When the Operator answers please ask to be placed into the AuRico Gold Fourth Quarter and Year End 2011 Results Conference Call.

Conference Call and Analyst Day Live Webcast:
The conference call and Analyst Day event will be broadcast live on the internet via webcast.

To access the webcasts, please follow the link below:

http://event.on24.com/r.htm?e=398019&s=1&k=011845E432C604B2DE502CE058045E94

Archive Call Access:
If you are unable to attend the conference call, a replay will be available until midnight, April 4, 2012 by dialing the appropriate number below:

  Local Toronto Participants: 1-416-849-0833 Passcode: #43039819
  North America Toll Free: 1-855-859-2056 Passcode: #43039819

Archive Webcast:
The webcasts will be archived for 365 days by following the link provided below:

http://event.on24.com/r.htm?e=398019&s=1&k=011845E432C604B2DE502CE058045E94

Or via the Company’s website at www.auricogold.com.

About AuRico Gold

AuRico Gold is a leading intermediate Canadian gold and silver producer with a diversified portfolio of properties in Canada, Mexico and Australia. The Company currently has five operating properties including the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State, the El Cubo mine in Guanajuato State, as well as the Fosterville and Stawell gold mines in Victoria, Australia. The first production from the exciting Young-Davidson gold mine in northern Ontario is targeted by the end of Q1 2012 as the mine ramps up to over 200,000 ounces of annual production by 2015. AuRico’s strong pipeline of development and exploration stage projects includes advanced development properties in Mexico and British Columbia and several highly prospective exploration properties in Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

René Marion	Anne Day
President & Chief Executive Officer	Director of Investor Relations
AuRico Gold Inc.	AuRico Gold Inc.
+1.647.260.8880	+1.647.260.8880

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